                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 1997

                                      OR

[_] Transition report pursuant to Section 15(d) of the SecuritiesExchange Act of 1934 (No Fee Required)


For the transition period from _______________ to ______________

Commission file number:  1-11083

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Boston Scientific Corporation
                              401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Boston Scientific Corporation
                          One Boston Scientific Place
                             Natick, MA 01760-1537

                             AUDITED FINANCIAL STATEMENTS
                             AND SUPPLEMENTAL SCHEDULES


                             BOSTON SCIENTIFIC CORPORATION
                             401(K) SAVINGS PLAN



                             YEARS ENDED DECEMBER 31, 1997 AND 1996

               BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

                         AUDITED FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES

                    YEARS ENDED DECEMBER 31, 1997 AND 1996


                                 CONTENTS

Report of, Ernst & Young, LLP, Independent Auditors........................    1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits.......................    2
Statements of Changes in Net Assets Available for Plan
  Benefits with Fund Information...........................................  3-4
Notes to Financial Statements..............................................  5-7

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes.................    8
Line 27d - Schedule of Reportable Transactions............................. 9-10

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


401(k) Plan Committee
Boston Scientific Corporation
401(k) Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of Boston Scientific Corporation 401(k) Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of changes in net assets available for plan benefits with fund information is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                              Ernst & Young LLP

Boston, Massachusetts
June 24, 1998

               Boston Scientific Corporation 401(k) Savings Plan

             Statements of Net Assets Available for Plan Benefits


                                                      DECEMBER 31
                                                   1997          1996
                                               ------------  ------------
Assets
Investments, at fair value
Registered investment companies:
 Vanguard Bond Index Fund                      $    334,948            --
 Vanguard Index Trust 500 Portfolio              31,398,044   $17,071,554
 Vanguard International Growth Portfolio         11,050,434            --
 Vanguard U.S. Growth Portfolio                  30,981,760            --
 Vanguard Wellington Fund                         9,394,773            --
 Vanguard Windsor II Fund                         1,135,188            --
 Warburg Pincus Emerging Growth Fund                689,207            --
 Fidelity Balanced Fund                                  --     5,640,802
 Fidelity Magellan Fund                                  --    23,836,362
 Scudder Global Fund                                     --     8,796,313
                                               ------------   -----------
                                                 84,984,354    55,345,031

BSC Stock Fund                                   34,502,333    25,103,676
Participants' notes receivable                    5,762,196     3,325,994
                                               ------------   -----------
                                                 40,264,529    28,429,670

Investments, at contract value
 Income Fund                                     13,897,195    11,126,664

Receivables:
 Contributions receivable from participants         808,474       800,332
 Contributions receivable from Plan Sponsor         182,580       481,507
                                               ------------   -----------
                                                    991,054     1,281,839
                                               ------------   -----------
Total assets                                    140,137,132    96,183,204


Liabilities:
Accrued expenses                                         --        91,991
                                               ------------   -----------
Total liabilities                                        --        91,991
                                               ------------   -----------

Net assets available for plan benefits         $140,137,132   $96,091,213
                                               ============   ===========

                            See accompanying notes.

               BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                    YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                                               1997
                                                                ----------------------------------------------------------------
                                                                                                      Fidelity        Fidelity
                                                                                     Income           Balanced        Magellan
                                                                    Total             Fund              Fund            Fund
                                                                ----------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
      Interest and dividend income                                $ 4,982,647        $ 649,910       $ 144,460       $ 714,672
   Contributions:
      Contributions and rollovers from participants                39,295,971        5,774,770       1,745,612       4,703,934
      Contributions from Plan Sponsor                               4,386,070          407,810         119,340         460,377
                                                                ----------------------------------------------------------------
                                                                   43,682,041        6,182,580       1,864,952       5,164,311
                                                                ----------------------------------------------------------------
                Total additions                                    48,664,688        6,832,490       2,009,412       5,878,983
                                                                ----------------------------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                                    7,851,963        2,303,494         321,347         569,201
                                                                ----------------------------------------------------------------
Net increase prior to loans, transfers and other activity          40,812,725        4,528,996       1,688,065       5,309,782
   Loans, transfers and other activity, net                                 -       (1,758,465)     (8,137,233)    (32,611,427)
   Net realized and unrealized gain (loss) on investments           3,233,194                -         808,366       3,465,283
                                                                ----------------------------------------------------------------
                Net increase (decrease)                            44,045,919        2,770,531      (5,640,802)    (23,836,362)
Net assets available for plan benefits:
   Beginning of year                                               96,091,213       11,126,664       5,640,802      23,836,362
                                                                ----------------------------------------------------------------
   End of year                                                  $ 140,137,132     $ 13,897,195      $        -     $         -
                                                                ================================================================
                                                                  Scudder         Vanguard         Vanguard      Vanguard
                                                                  Global        Index Trust       Bond Index   International
                                                                   Fund         500 Portfolio         Fund    Growth Portfolio
                                                           -------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
      Interest and dividend income                             $        -    $     648,689      $     4,552     $    470,806
   Contributions:
      Contributions and rollovers from participants             3,309,916        9,441,847           85,339        1,104,890
      Contributions from Plan Sponsor                             202,498          885,310            5,165          222,872
                                                           -------------------------------------------------------------------
                                                                3,512,414       10,327,157           90,504        1,327,762
                                                           -------------------------------------------------------------------
                Total additions                                 3,512,414       10,975,846           95,056        1,798,568
                                                           -------------------------------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                                  544,025        1,664,754              750          245,641
                                                           -------------------------------------------------------------------
Net increase prior to loans, transfers and other activity       2,968,389        9,311,092           94,306        1,552,927
   Loans, transfers and other activity, net                   (13,772,534)      (1,989,965)         238,274       11,356,203
   Net realized and unrealized gain (loss) on investments       2,007,832        7,005,363            2,368       (1,858,696)
                                                           -------------------------------------------------------------------
                Net increase (decrease)                        (8,796,313)      14,326,490          334,948       11,050,434
Net assets available for plan benefits:
   Beginning of year                                            8,796,313       17,071,554                -                -
                                                           -------------------------------------------------------------------
   End of year                                               $          -    $  31,398,044      $   334,948     $ 11,050,434
                                                           ===================================================================
                                                               Vanguard           Vanguard         Vanguard       Warburg Pincus
                                                              U.S. Growth         Wellington       Windsor II    Emerging Growth
                                                               Portfolio            Fund             Fund              Fund
                                                            --------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
      Interest and dividend income                            $ 1,204,653        $ 671,336          $ 81,562         $ 35,178
   Contributions:
      Contributions and rollovers from participants             2,279,088          800,254           211,634          194,397
      Contributions from Plan Sponsor                             522,225          152,280            18,826           15,937
                                                            --------------------------------------------------------------------
                                                                2,801,313          952,534           230,460          210,334
                                                            --------------------------------------------------------------------
                Total additions                                 4,005,966        1,623,870           312,022          245,512
                                                            --------------------------------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                                  813,283          219,156             4,933              279
                                                            --------------------------------------------------------------------
Net increase prior to loans, transfers and other activity       3,192,683        1,404,714           307,089          245,233
   Loans, transfers and other activity, net                    26,952,608        7,974,278           875,361          485,512
   Net realized and unrealized gain (loss) on investments         836,469           15,781           (47,262)         (41,538)
                                                            --------------------------------------------------------------------
                Net increase (decrease)                        30,981,760        9,394,773         1,135,188          689,207
Net assets available for plan benefits:
   Beginning of year                                                    -                -                 -                -
                                                            --------------------------------------------------------------------
   End of year                                               $ 30,981,760      $ 9,394,773       $ 1,135,188        $ 689,207
                                                            ====================================================================
                                                                        BSC         Participants'
                                                                       Stock            Notes         Receivables
                                                                       Fund           Receivable       and Other
                                                                   ---------------------------------------------
Additions to net assets attributed to:
   Investment income:
      Interest and dividend income                                  $         -       $  356,829     $         -
   Contributions:
      Contributions and rollovers from participants                   8,226,326          609,491         808,473
      Contributions from Plan Sponsor                                 1,190,849                -         182,581
                                                                   ---------------------------------------------
                                                                      9,417,175          609,491         991,054
                                                                   ---------------------------------------------
                Total additions                                       9,417,175          966,320         991,054
                                                                   ---------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                                        986,720          178,380               -
                                                                   ---------------------------------------------
Net increase prior to loans, transfers and other activity             8,430,455          787,940         991,054
   Loans, transfers and other activity, net                           9,928,974        1,648,262      (1,189,848)
   Net realized and unrealized gain (loss) on investments            (8,960,772)               -               -
                                                                   ---------------------------------------------
                Net increase (decrease)                               9,398,657        2,436,202        (198,794)
Net assets available for plan benefits:
   Beginning of year                                                 25,103,676        3,325,994       1,189,848
                                                                   ---------------------------------------------
   End of year                                                     $ 34,502,333      $ 5,762,196     $   991,054
                                                                   =============================================

                            See accompanying notes.

               BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       WITH FUND INFORMATION (CONTINUED)
                    YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                                   1996
                                                      ------------------------------------------------------------
                                                                    (Supplemental Information by Fund)
                                                      ------------------------------------------------------------
                                                                                         Fidelity       Fidelity
                                                                          Income         Balanced       Magellan
                                                          Total            Fund            Fund           Fund
                                                      ------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
      Interest and dividend income                     $ 5,145,355        $ 555,234      $ 233,580     $ 3,356,771
   Contributions:
      Contributions and rollovers from participants     49,563,545        8,047,958      2,248,569      11,684,796
      Contributions from Plan Sponsor                    3,291,869          211,495        203,738       1,125,410
                                                      ------------------------------------------------------------
                                                        52,855,414        8,259,453      2,452,307      12,810,206
                                                      ------------------------------------------------------------
                Total additions                         58,000,769        8,814,687      2,685,887      16,166,977
                                                      ------------------------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                         5,800,969        1,886,553        272,643       1,431,333
                                                      ------------------------------------------------------------
Net increase prior to loans, transfers and
  other activity                                        52,199,800        6,928,134      2,413,244      14,735,644
   Loans, transfers and other activity, net                      -       (2,606,820)      (165,607)     (3,516,687)
   Net realized and unrealized gain (loss)
   on investments                                        6,606,180                -        256,195        (586,134)
                                                      ------------------------------------------------------------
                Net increase (decrease)                 58,805,980        4,321,314      2,503,832      10,632,823
Net assets available for plan benefits:
   Beginning of year                                    37,285,233        6,805,350      3,136,970      13,203,539
                                                      ------------------------------------------------------------
   End of year                                        $ 96,091,213     $ 11,126,664    $ 5,640,802    $ 23,836,362
                                                      ============================================================

                                                Scudder        Vanguard           BSC        Participants'
                                                Global       Index Trust         Stock           Notes      Receivables
                                                 Fund        500 Portfolio        Fund        Receivable     and Other
                                              -------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
      Interest and dividend income            $  501,235       $  325,635     $         -     $  172,900        $     -
   Contributions:
      Contributions and rollovers              3,713,514        6,751,221      15,848,128        469,027        800,332
       from participants
      Contributions from Plan Sponsor            212,356          425,842         723,512              -        389,516

                                              -------------------------------------------------------------------------
                                               3,925,870        7,177,063      16,571,640        469,027      1,189,848
                                              -------------------------------------------------------------------------
                Total additions                4,427,105        7,502,698      16,571,640        641,927      1,189,848
                                              -------------------------------------------------------------------------
Deductions from net assets attributed to:
   Benefits paid to participants                 262,555          504,249       1,297,375        146,261              -
                                              -------------------------------------------------------------------------
Net increase prior to loans, transfers and
  other activity                               4,164,550        6,998,449      15,274,265        495,666      1,189,848
   Loans, transfers and other activity, net    1,338,283        3,029,405         343,940      1,577,486              -
   Net realized and unrealized gain (loss)
   on investments                                608,603        2,469,886       3,857,630              -              -
                                              -------------------------------------------------------------------------
                Net increase (decrease)        6,111,436       12,497,740      19,475,835      2,073,152      1,189,848
Net assets available for plan benefits:
   Beginning of year                           2,684,877        4,573,814       5,627,841      1,252,842              -
                                              -------------------------------------------------------------------------
   End of year                                 8,796,313     $ 17,071,554    $ 25,103,676    $ 3,325,994    $ 1,189,848
                                              =========================================================================

                            See accompanying notes.

                Boston Scientific Corporation 401(k) Savings Plan

                         Notes To Financial Statements

                     Years Ended December 31, 1997 and 1996


1. DESCRIPTION OF THE PLAN


The Plan was amended and restated effective January 1, 1996 and renamed the Boston Scientific Corporation 401(k) Savings Plan (the Plan).

Administrative responsibilities transferred from New York Life Benefit Services to The Vanguard Group effective July 1, 1997. Plan funds upon conversion transferred to similar funds under the Vanguard administration. Participants were given the opportunity to self direct these transfers if desired.

The Plan is a defined contribution plan covering all eligible employees who have completed 30 days of service and have attained 21 years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant may contribute between 1% and 15% of his or her pretax annual compensation each year. Boston Scientific Corporation's (the Company) matching contribution is the lesser of 50% of the participant's elective contribution or 2% of eligible compensation, as defined.

At the discretion of the Boston Scientific Corporation Board of Directors (the Board), the Company may also make an additional discretionary contribution. Employees with three or more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service. No additional discretionary contribution was made in 1997 or 1996.

A participant can allocate his or her account among various alternative investment funds. Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings.
The allocations of earnings are based upon each participant's account balance in relation to all participants' account balances. Each participant is fully vested in his or her account, except as discussed above regarding discretionary contributions. The benefit to which a participant is entitled is the benefit included in the participant's account.

A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, participants of the defined contribution plans of the acquired companies (refer to Note 2) may retain the loan terms granted under their former plans. Loan terms related to these participants range up to 5 years or up to 10 years for the purchase of a primary residence. The loan is secured by the balance in the participant's account and bears interest at a rate commensurate with local prevailing rates as determined by The Vanguard Group (the Plan Administrator). Interest rates on loans outstanding at December 31, 1997 ranged from 6.3% to 12.0%. Principal and interest are paid ratably through payroll deductions.

Upon retirement or termination of service, a participant either receives a lump-sum amount equal to the value of his or her account or, if a participant's balance is greater than $3,500, he or she has the option of leaving the funds invested in the Plan. A participant may withdraw all or a portion of his or her contributions to the extent necessary to meet a financial hardship.

               Boston Scientific Corporation 401(k) Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The foregoing description of the Plan provides only general information. Participants should refer to the "Summary Plan Description" and the Plan document for a more complete description of the Plan's provisions. Copies are available from the 401(k) Administrative Committee.

2. BOSTON SCIENTIFIC CORPORATION MERGERS AND ACQUISITIONS

During 1995, the Company completed five strategic acquisitions. The Company merged one of the defined contribution plans of the acquired companies into the Plan during 1995, one during 1996, and two in 1997. The defined contribution plan of the other acquired company was terminated in 1996.

During 1996, the Company completed two additional strategic acquisitions. The Company merged the defined contribution plan of one of the acquired companies into the Plan in May, 1996. The defined contribution plan of the other acquired company was merged into the Plan in January, 1997.

During 1997, the Company completed a strategic acquisition. The Company merged the defined contribution plan of the acquired company into the Plan in January, 1998.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Plan are maintained on the accrual basis.

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the fund. Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year. The participant notes receivable are valued at cost which approximates fair value.

The income fund includes guaranteed investment contracts issued by banks, insurance companies or other financial institutions pursuant to amounts deposited and interest at such fixed, variable or other rates specified under the terms of the agreement. Assets are valued at fair market value. A unit method is used to determine the equitable share of each participating trust in the fund and the fund is intended to maintain a share value of one dollar. The crediting interest rate as of December 31, 1997 and the average yield for the year then ended were 5.6%.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform to current year presentation.

               Boston Scientific Corporation 401(k) Savings Plan

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company. These fees were based on customary and reasonable rates for such services. During 1997 and 1996, the Company did not declare any dividends and accordingly, the Plan did not receive common stock dividends as a result of its BSC Stock Fund investment.

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 20, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

6.  YEAR 2000 ISSUE (UNAUDITED)

The Company's new global information system is Year 2000 compliant and it is assessing other internal programs to determine if they are Year 2000 compliant. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 ready. Costs related to the Year 2000 project will be primarily borne by the Company and third party service providers. The Company does not expect this project to have significant effect on Plan operations.

               Boston Scientific Corporation 401(k) Savings Plan
                                EIN #04-2695240
                                   Plan #001

           Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1997



                                                                              Current
Identity of Issue                            Shares or Units     Cost          Value
-----------------                            ---------------     ----         -------
Bankers Trust:
 Income Fund                                    7,364,403   $  7,364,403  $  7,364,403

Warburg Pincus:
 Emerging Growth Fund                              18,247        730,583       689,207

Vanguard Group:*
 Index Trust 500 Portfolio                        348,596     23,700,996    31,398,044
 Money Market Reserves Prime Portfolio          6,532,792      6,532,792     6,532,792
 Bond Index Fund                                   33,196        332,625       334,948
 International Growth Portfolio                   674,218     12,761,172    11,050,434
 U.S. Growth Portfolio                          1,079,504     30,280,432    30,981,760
 Wellington Fund                                  319,008      9,406,579     9,394,773
 Windsor II                                        39,664      1,181,933     1,135,188


Boston Scientific Corporation:*
 Stock Fund                                       752,094     31,942,418    34,502,333

Participants' notes receivable               6.3% to 12.0%            --     5,762,196
                                                            ------------  ------------
                                                            $124,233,933  $139,146,078
                                                            ============  ============

* Indicates party-in-interest to the Plan.

               Boston Scientific Corporation 401(k) Savings Plan
                                EIN #04-2695240
                                   Plan #001

                 Line 27d - Schedule of Reportable Transactions

                          Year Ended December 31, 1997





                                                          Purchase        Selling        Cost of      Fair Value on         Net
Identity of Party Involved     Description of Assets        Price          Price          Asset      Transaction Date  Realized Gain

---------------------------  -------------------------  -------------  -------------  -------------  ----------------  -------------

Category (i)--A single
----------------------
transaction in excess of
------------------------
5% of plan assets
-----------------
Fidelity Investments         Fidelity Balanced Fund                      $ 7,732,085    $ 6,782,088       $ 7,732,085     $  949,997


Vanguard Group               Vanguard Wellington Fund     $ 7,778,668                   $ 7,778,668       $ 7,778,668

Fidelity Investments         Fidelity Magellan Fund                      $29,062,061    $24,758,765       $29,062,061     $4,303,296


Vanguard Group               Vanguard U.S. Growth
                             Portfolio                    $29,076,566                   $29,076,566       $29,076,566

Scudder Funds                Scudder Global Fund                         $12,577,638    $10,513,636       $12,577,638     $2,064,002


Vanguard Group               Vanguard International
                             Growth Portfolio             $12,577,638                   $12,577,638       $12,577,638


There were no category (ii) or (iv) reportable transactions during 1997.
------------------------------------------------------------------------

               Boston Scientific Corporation 401(k) Savings Plan
                                EIN #04-2695240
                                   Plan #001

                 Line 27d-Schedule of Reportable Transactions

                          Year Ended December 31, 1997

                                                                      Total Number
                                                                     of Transactions
                                                                     Made by the Plan  Total Dollar  Total Dollar
                                                                     During the Year    Value of      Value of         Net
Identity of Party Involved             Description of Assets        Purchases  Sales   Purchases       Sales       Gain(Loss)
--------------------------             ---------------------        ---------  -----  ------------  ------------  -------------
Category (iii)--Series of
-------------------------
 transactions in excess of 5%
 ----------------------------
 of plan assets
 --------------

Vanguard Money Market Reserves
 Prime Portfolio                       Income Fund                            68     67     $ 8,572,696   $ 6,123,072  $       ---

Fidelity Investments:                  Balanced Fund**                        22     16       2,086,575     8,458,056     1,010,274
                                       Magellan Fund**                        20     16       6,205,568    33,324,535     4,547,534

Vanguard Group*:                       Index Trust 500 Portfolio             128     80      13,199,904     5,558,531     1,264,397
                                       U.S. Growth Portfolio**                93     69      34,049,854     3,903,551       134,129
                                       International Growth
                                       Portfolio**                            86     69      14,923,604     2,014,475      (147,957)

                                       Wellington Fund                        75     64      10,189,148       810,156        27,587

Scudder Funds                          Global Fund**                          20     14       3,677,792    14,371,850     2,270,401

Boston Scientific Corporation*         Stock Fund                            128     83      22,668,611     3,443,932       871,253

* Indicates a party-in-interest.

** Also a category (i) transaction.

                                 SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Boston Scientific Corporation
                                       401(k) Savings Plan


Date:  June 29, 1998              By:  /s/  Lawrence C. Best
                                       ----------------------------------------
                                       Lawrence C. Best
                                       Plan Administrator and Senior Vice
                                       President - Finance and Administration
                                       and Chief Financial Officer of Boston
                                       Scientific Corporation